March 16, 2012

Jeannine M. Barczyk, Esq.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Re: ETF Series Solutions
        File Numbers: 333-179562 and 811-22668

Dear Ms. Barczyk:

        We have reviewed the registration statement on Form N-1A of ETF Series Solutions (the "Trust") filed on February 17, 2012 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Trust has three new series: AlphaClone Alternative Alpha Fund, The Zachs Sustainable Dividend ETF, and The Zachs MLP ETF (individually a "Fund" and collectively the "Funds"), all exchange-traded funds.

        Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement.

General Comments

        1. We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

        2. Please supply the undersigned with copies of your exemptive application and any no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its exchange-traded fund structure and, if so, provide the Investment Company Act of 1940 Release number and date of the order. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

        3. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Prospectus -- AlphaClone Alternative Alpha ETF

SUMMARY SECTION

Fees and Expenses of the Fund, Page 3

4. The narrative explanation preceding the fee table should include a statement that investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the example. *See* Item 3.1(e)(i) of Form N-1A.

Principal Investment Strategies, Pages 3-4

5. Please explain in your written response to these comments how the management of the Fund can properly be characterized as "passive" or the investment approach as mere "indexing" when the Index Provider has a complex "methodology" that may result in a continuous shifting of components in the Underlying Index.

6. Will the Fund use the Index as its principal benchmark index? If so, please explain in your letter responding to these comments how the Underlying Index meets the definition for an "appropriate broad-based securities market index" as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

7. Please inform the staff in your response letter as to how long the Index has existed and whether it is widely used and consulted by investors.

8. (a) Disclose whether the Index was customized by the Index Provider to specifications of the Adviser, Sub-Adviser, administrator, distributor or their respective affiliates. (b) Disclose whether the Index is re-balanced at set intervals, such as every six months.

9. Please clarify the disclosure as to whether the AlphaClone Hedge Fund Long/Short Index consists of hedge funds and other institutional investors or only of issuers favored as investments by hedge funds and institutional investors, or both.

10. Please explain to the staff how the Index ranks institutional investors. Is there enough publicly available information about them to permit their ranking?

11. The first paragraph discloses that the Index, and hence the Fund, may be up to 50% short. Confirm in your response letter that any short expenses (*i.e.*, dividends paid on stock sold short) will be included in the fee table.

12. The second paragraph discloses that at least part of the remaining 20% of the Fund's assets that is not invested in the Index may be invested in "financial instruments that provide long or short exposure to the Index." Does this help to track the Index?

Explain in your response letter how this is consistent with your exemptive order, especially if the purpose of this strategy is other than helping to track the Index.

13. Please inform the staff in your letter whether the Index Provider is an investment adviser (or sub-adviser) within the meaning of Section 2(a)(20) of the 1940 Act or for purposes of Section 15 of the Act. If not, please explain to the staff why not.

Principal Investment Risks, Pages 4-5

14.   Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

Investment Sub-Adviser, Page 6

15. Please move the sentence describing the duties of the Sub-Adviser out of the Summary Section. Item 5(a) of Form N-1A only requires the names of the Adviser and Sub-Adviser.

INDEX/TRADEMARK LICENSES/DISCLAIMERS

16. Please explain to the staff, in your response to these comments, the reasons for having disclaimers about NYSE Arca whose only role is to be the exchange on which the Fund's shares will trade.

17. Are the disclaimers in the last paragraph in this section appropriate, especially as they relate to the Adviser, Sub-Adviser, and the Fund? By offering the Fund to the public through the Exchange or directly to Authorized Participants, are they not making -- at the very least -- an implied representation or warranty about the "advisability" of investing in the Fund?

ADDITIONAL INFORMATION ABOUT THE FUND

Principal Investment Objectives, Strategies and Risks, Pages 7-10

Objective, Page 7

18. Add disclosure whether or not shareholders will be given prior notice of any change to the Fund's investment objective and, if so, how much notice (*e.g.,* 60 days).

Principal Investment Strategies, Page 7

19. The first paragraph under this caption states that "the Fund seeks 100% of the return of the Index" but the second paragraph states "[t]he Fund seeks a correlation over

time of 0.95 or better between its performance and the performance [of] the Index". Please revise the disclosure to reconcile this apparent inconsistency.

20. Include more disclosure about the Index. Please describe, as of the most recent rebalance date: the average market capitalization; whether the index is currently (or has recently been) concentrated in any industry or industries; which asset types and countries represent the largest components of the index; and how many issuers comprise the Index. Also there should be a brief description of the proprietary "replication methodology" used by the Index Provider. We may have further comments based on your response and your completion of this section.

Principal Investment Risks, Pages 8-10

21. In "MLP Risk", the disclosure refers to the tax risks which are "described further below". However, there is no further description of the tax risk. Please add the promised description of the tax risks of MLPs.

HOW TO BUY AND SELL SHARES

22. On page 12, the abbreviation "AP" first appears without any previous explanation that it stands for "Authorized Participant". Please revise the disclosure accordingly.

Statement of Additional Information - AlphaClone Alternative Alpha ETF

DESCRIPTION OF PERMITTED INVESTMENTS

23. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

MANAGEMENT OF THE TRUST

24. On page 18 under "Members of the Board", please disclose that J. Garrett Stevens is the only interested trustee on the Board.

25. Please explain to the staff why you do not consider the Trust to be a "Fund Complex" and why you do not include Exchange Traded Concepts Trust as part of the same fund complex when determining the number of portfolios in the fund complex overseen by each trustee. *See* Item 17.1(b) of Form N-1A which indicates that a group of mutual funds and series with a common investment adviser constitutes a "fund complex".

Prospectus -- The Zacks Sustainable Dividend ETF and The Zacks MLP ETF

26. To the extent that our comments with respect to the AlphaClone Alternative Alpha ETF apply to the same or similar disclosure in the prospectus and statement of additional information of these two Zacks Funds, please respond to those comments as they pertain to these Funds.

SUMMARY SECTION - The Zacks Sustainable Dividend ETF

Principal Investment Strategies, Page 3

27. Please clarify the second paragraph's description of the Index and the methodology used by the Index Provider. How are the two sub-indices of 50 stocks each differentiated? For how long are the stocks that have paid a dividend in the last 30 days or that are included in the non-rebalanced index eliminated from the investable universe? What purpose is served by excluding such stocks? The meaning of the sentence: "The constituent selection process is repeated on a monthly basis to alternating sub-indices" is unclear. Please consider revising this paragraph to make it more comprehensible.

Principal Investment Risks, Pages 3-4

28. Since the universe of companies eligible for inclusion in the Index and, consequently, the Fund's portfolio may include Master Limited Partnerships (MLPs), please include a description of the risks of MLPs.

29. Since the Index, and, consequently, the Fund's portfolio will be rebalanced every 60 days, this may result in a high portfolio turnover rate. Please include a discussion of the risks and consequences of a high portfolio turnover rate.

Performance, Page 5

30. Please explain in your response letter your reasons for considering the Index an "appropriate broad-based securities market index" as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

SUMMARY SECTION -- The Zacks MLP ETF

Fees and Expenses of the Fund

31. Please add a footnote to the fee table explaining that certain taxes have not been included in the fee table. For example: "For the fiscal year ended _____, the Fund did not have any current tax liability. 'Other Expenses' does not reflect deferred income tax liability to be incurred by the Fund. The Fund will accrue deferred income tax liability for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of MLPs considered to be return of capital and for any net operating gains. The Fund's accrued

deferred tax liability will be reflected each day in the Fund's net asset value per share. The Fund's current and deferred tax liability, if any, will depend upon the Fund's net investment gains and losses and realized and unrealized gains and losses on investments and therefore may vary greatly from year to year depending on the nature of the Fund's investments, the performance of those investments and general market conditions. Actual income tax expense, if any, will be incurred over many years, depending on if and when investment gains and losses are realized, the then current basis of the Fund's assets and other factors."

Principal Investment Strategies, Pages 6-7

32. Revise the disclosure to make it clear that this Fund uses a replication strategy to track the performance of the Index and to disclose the correlation target sought by the Fund.

33. Please describe what the Index Provider does besides establishing the methodology of the Index. Is there another entity involved in managing and rebalancing the Index?

Performance, Page 11

34. See Comment 30 above.

Statement of Additional Information -- The Zacks Sustainable Dividend ETF and The Zacks MLP ETF

Investment Restrictions, Page 15

35. Please consider revising the concentration policy as it pertains to the Zachs MLP ETF to take into account the fact that its Index, in all likelihood, will always be concentrated in the energy sector.

MANAGEMENT OF THE TRUST

Members of the Board, Page 19

36. Mr. Eric W. Falkeis is described here as the Chairman of the Board but his name does not appear on the table on page 20. Please correct this discrepancy.

CREATION/REDEMPTION TRANSACTION FEE, Page 37

37. The two captions for the maximum charges in the table have a footnote number but the actual footnote is missing.

* * *

Notwithstanding our comments, please furnish a letter acknowledging that:

> The Trust and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

> the Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel